Rajiv Gupta	9 Raffles Place
Direct Dial: 65.6437.5467	#42-02 Republic Plaza
rajiv.gupta@lw.com	Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
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UEN No. T09LL1649F
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100 F Street, N. E.
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Attention:	Myra Moosariparambil
Nasreen Mohammed
Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Sterlite Industries (India) Limited
Form 20-F for the Fiscal Year Ended March 31, 2013
Filed July 30, 2013
(File No. 001-33175) (“Form 20-F”)

Ladies and Gentlemen:

On behalf of Sesa Sterlite Limited (previously known as Sterlite Industries (India) Limited), a corporation incorporated under the laws of the Republic of India (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Ms. Tia L. Jenkins’ letter dated February 6, 2014. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Form 20-F for the Fiscal Year Ended March 31, 2013

Item 3. Key Information, page 3

1.	We note you present the non-GAAP measures of cost of production for fiscal years ending 2009 through 2013, computed after deducting by-product revenues. We understand your desire to convey the notion that the sale of by-products offsets part of your costs. However, to supplement your existing disclosure, please provide draft disclosure of the following information to be included in future filings:

☐	The cost of production before adjusting for by-product revenues;

☐	Descriptive line item captions, i.e., cost of production before by-product revenue and cost of production net of by-product revenues;

☐	The reason(s) why presenting a cost measure net of by-product revenues is useful to management and to investors, and

☐	The reasons why certain metals are considered by-products if the amount of by- product credits is material.

March 7, 2014

RESPONSE:

•	The Company believes that cost of production net of by-product revenues is a key performance indicator used by the management to assess the performance of the Company’s operations. The Company believes that it is a useful tool for investors to compare the Company’s cost competitiveness with the Company’s peers in the industry as it is a common metric used by the Company’s peers in the industry. The cost of production net of by-product revenues provides a more accurate understanding of the cost of producing the primary metals. Even the “C1 Cost” used by industry analysts to compare cost competitiveness of mining companies refers to the Net Direct Cash Cost necessarily incurred from mining through to refined metal, less, for normal costing net by-product credits.

•	In response to the Staff’s comments, the Company undertakes to supplement the disclosure regarding cost of production in future filings by providing the cost of production both before and after adjusting for by-product revenues under descriptive line item captions. Set forth in Annex B hereto is the draft disclosure that the Company proposes to include in its future filings as a footnote to the “Selected Consolidated Financial Data” in Item 3A. Key Information”.

2.	You describe your sales of by-products as immaterial throughout the document. Please explain to us and add clarifying disclosure why you believe these sales are immaterial or remove the reference to these products as “immaterial”.

RESPONSE:

In response to the Staff’s comment, the Company undertakes to remove references to the by-products as “immaterial” in future filings.

3.	Your cost of production computed for the Zinc India operations does not include lead and silver (page 7). You disclose that consolidated revenue and operating profits increased 9.8% and 7.3%, respectively, in fiscal 2013 on account of higher lead and silver volumes from Zinc India operations, off set by lower daily average LME prices, among other reasons (page 107). Please quantify and explain why your cost of production does not include lead and silver sales for Zinc India.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that the cost of production presented for Zinc India operations, does not include lead and silver as Company’s Zinc India operations primarily consist of zinc ingot production. Lead is only a co-product of zinc while silver is a by-product arising from the lead smelting process. Accordingly, the Company does not present cost of production of lead and by-product silver.

In response to the Staff’s comment, the Company undertakes to clarify the disclosure as described above in future filings. Set forth in Annex B hereto is the draft disclosure that the Company proposes to include in its future filings as a footnote to the “Selected Consolidated Financial Data” in Item 3A. Key Information.

March 7, 2014

4.	We note your cost of production computation consistently includes an adjustment described as “Other, net.” Please explain to us and disclose in future filings the types of costs included in this caption and the rationale for subtracting the items in this category.

RESPONSE:

The Company respectfully submits that the costs included under “Others, net” for each segment are:

•	head office expenses that have been allocated to such segment;

•	selling and distribution expenses;

•	exploration costs that have been expensed;

•	changes in inventory;

•	foreign exchange fluctuations; and

•	expenses incurred on large corporate social responsibility initiatives such as building hospitals.

The Company respectfully submits that these costs are indirect costs, while the cost of production is intended to consist of the Company direct cash costs. Accordingly, the Company deducts the foregoing costs when calculating the cost of production.

The Company undertakes to disclose the requested information in its future filings. Set forth in Annex B hereto is the draft disclosure that the Company proposes to include in its future filings as a footnote to the “Selected Consolidated Financial Data” in Item 3A. Key Information.

Item 5. Operating and Financial Review and Prospects, page 93

Factors Affecting Results of Operations, page 96

5.	In future filings, please update your cost of production variance analysis presentation to discuss cost of production without adjustment for by-product sales in addition to cost of production net of by-product sales. Please provide draft disclosure to be included in future filings.

RESPONSE:

In response to the Staff’s comment, the Company undertakes to update the cost of production variance analysis disclosure discussing the cost of production without adjustment for by-product sales in addition to the cost of production net of by-product sales in its future filings. Set forth in Annex C hereto is the draft disclosure that the Company proposes to include in its future filings.

Critical Accounting Policies, page 105

6.	We note that you temporarily suspended operations during FY 2013 due to inadequate availability of bauxite and also that you have been unable to expand the alumina refinery since October 2010 due to unresolved issues and claims with the local communities at Lanjigarh and related mining operations in Niyamgiri Hills. You disclosed that you reviewed the carrying value of your investments in and loans to Vedanta Aluminum for impairment and concluded that no impairment is currently necessary based on certain assumptions disclosed on page F-19. Please expand to provide the following information:

a.	the total amount of the carrying value of the investment and loans that were subject to impairment testing and whether the fair value exceeded the carrying value by a substantial percentage;

March 7, 2014

b.	the pricing assumptions used for bauxite (whether sourced internally or from third parties), how those pricing assumptions compare to the assumptions used for other purposes such as budgets and forecasts;

c.	discuss when the valuation model assumes obtaining approval for the expanded refinery; and

d.	describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

RESPONSE:

The Company respectfully advises the Staff that Vedanta Aluminium is now a consolidated subsidiary of the Company following the group re-organisation that occurred during the fiscal year ended March 31, 2014. As such, previously provided disclosure will no longer be relevant going forward and will be revised. Notwithstanding the foregoing the Company has included information below in order to respond to the Staff’s comments:

a.	As at March 31, 2013 as reported in note 10 to the Company consolidated financial statements as of and for the year ended March 31, 2013, the carrying amount of the investment in Vedanta Aluminium was Nil. The carrying amount of the loans (including preference shares) was Rs.89,846 million. The estimated future cash flows discounted at the loan’s original effective rate exceeded the carrying value of the loans by approximately 5 times.

b.	The Company has taken into consideration the following principal assumption for bauxite, which is the primary raw material for alumina refinery:

For the fiscal years 2014 and 2015, the valuation model principally assumes that bauxite will be sourced from third parties, both from within India (for example, central India and west cost of India) and imports from other countries , at industry forecasted market prices. The Company’s valuation model also assumes that bauxite will be sourced from mines that would be allotted to the Company and from state government leased mines agencies from fiscal year 2016 at costs based on the operating costs of mining bauxite from these mines. These assumptions conform to the pricing assumptions used for budgets for fiscal year 2014 and forecasts for further years.

c.	The valuation model assumes the approval for the expansion of the refinery and commencement of the project by October 2014 with production from the expanded refinery in fiscal year 2016.

d.	The potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions include any significant delays in obtaining regulatory approvals for the refinery and commencement of production and significant delays in obtaining regulatory approval for mining bauxite, sharp decline in long term LME prices of aluminium, and significant depreciation of the Indian rupee against the US dollar.

March 7, 2014

Item 18. Financial Statements, page 190

Note 3. Significant Accounting Policies, page F-11

E (a) Property, plant and equipment, page F-12

(i). Mining properties, page F-12

7.	Please refer to the first sentence of the second paragraph and tell us the decision point and the process for determining that a mining property is viable for commercial production. Please provide us with clarifying disclosures to be included in future filings.

RESPONSE:

In response to the Staff’s comments, the Company submits that since IFRS 6 does not define “commercial viability”. As such, the Company follows the following steps to identify the commercial viability of a mining property:

The Company’s management assesses the commercial viability of the mining project in terms of risks and returns, estimated capital and operating costs, capital availability and financing, and future metal prices and reserves. The management may seek further information in order to establish whether the project is commercially viable. Additionally a third party consultant is appointed to provide a report on the commercial viability of the mine by way of preparation of feasibility study. Based on the Company’s internal assessment and the third party consultant’s report, a detailed mine plan is prepared and submitted to the Company’s management for approval The Company determines the mine to be commercially viable when the mining property will provide sufficient and sustainable returns relative to the risks and the Company decides to proceed with the mine development

In response to the Staff’s comment, the Company undertakes to clarify and disclose the requested information in its future filings. Set forth below is the draft disclosure that the Company proposes to include in its future filings:

DRAFT DISCLOSURE:

“The costs of mining properties, which include the costs of acquiring and developing mining properties and mineral rights, are capitalized as property, plant and equipment under the heading “Mining properties” in the year in which they are incurred.

When a decision is taken that a mining property is viable for commercial production (i.e. when the Company determines that the mining property will provide sufficient and sustainable returns relative to the risks and the Company decides to proceed with the mine development), all further pre-production primary development expenditure other than land, buildings, plant and equipment is capitalized as part of the cost of the mining property until the mining property is capable of commercial production. From that point, capitalized mining properties are amortized on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties and are subject to impairment review.”

March 7, 2014

E (b) Intangible Assets, page F-13

8.	We note exploration and evaluation assets are transferred to property, plant and equipment when the technical feasibility and commercial viability have been determined. Please clarify if you perform impairment testing of these assets prior to reclassification. Please provide us with draft disclosure to be included in future filings.

RESPONSE:

In response to the Staff’s comment, the Company clarifies that it performs impairment testing of exploration and evaluation assets prior to reclassification as required under paragraph 17 of IFRS 6. As requested, the Company will disclose this clarification in its future filings.

DRAFT DISCLOSURE:

“Exploration and evaluation expenditure incurred after obtaining the right to mine or the legal right to explore, are capitalised as intangible asset and stated at cost less the impairment. Exploration and evaluation assets are transferred to property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration and evaluation assets are assessed for impairment and impairment loss, if any, is recognised prior to reclassification. Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right to explore are expensed as incurred.”

Please contact the undersigned at +65.6437.5467 if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	Mahendra Singh Mehta

Chief Executive Officer

Sesa Sterlite Limited

March 7, 2014

Annex A

March 7, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, D. C. 20549

Attention:	Myra Moosariparambil
Nasreen Mohammed
Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Sterlite Industries (India) Limited
Form 20-F for the Fiscal Year Ended March 31, 2013
Filed July 30, 2013
(File No. 001-33175)

Ladies and Gentlemen:

Sesa Sterlite Limited (previously known as Sterlite Industries (India) Limited), a corporation incorporated under the laws of the Republic of India (the “Company”), in response to the Staff’s request in its comment letter dated February 6, 2014 with respect to the Company’s Form 20-F for the year ended March 31, 2013 filed July 30, 2013 (File No. 001-33175) (the “Filing”), hereby acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Mahendra Singh Mehta

Mahendra Singh Mehta
Chief Executive Officer
Sesa Sterlite Limited

March 7, 2014

Annex B

DRAFT DISCLOSURE:

“ Cost of production per ton or pound is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of the operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.

We present below costs of production for our metal products on the following basis:

(i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and

(ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry.

We explain the cost of production for each metal as set forth below:

•	In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations), and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

•	In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Royalty is paid on mining and this cost is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulphuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and the cost of production of lead and silver are not presented.

•

Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain Mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of procuring zinc ore from the mining company and

March 7, 2014

producing zinc in the refinery through a leaching, refining and electrowinning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, treatment and refining charges and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc metal in concentrate produced.

•	In the case of aluminium, cost of production before by-product revenue for BALCO’s smelters includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating this measure . This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported.

•	Cost of production of power for Sterlite Energy’s power plant (and not for the 274 MW HZL power plant and 270 MW BALCO power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

March 7, 2014

The following table reconciles segment cost, calculated as segment revenue less segment profit, to cost of production before by-product revenue and net of by-product revenue for the periods presented:

			For the Year Ended March 31,
	2009		2010		2011		2012		2013
	(Rs. in millions, except Production Output and Cost of Production)		(Rs. in millions, except Production Output and Cost of Production)		(Rs. in millions, except Production Output and Cost of Production)		(Rs. in millions, except Production Output and Cost of Production)		(Rs. in millions, except Production Output and Cost of Production)
Copper:
Segment revenue	Rs.	116,670	Rs.	130,608	Rs.	156,610	Rs.	201,647	Rs.	217,374
Less:
Segment profit		(13,312)		(5,120)		(11,247)		(9,943)		(10,866)

		103,358		125,488		145,363		191,704		206,508
Less:
Purchased concentrate/rock		(94,873)		(114,923)		(135,651)		(181,766)		(193,200)

Cost for downstream products		(1,613)		(1,543)		(1,638)		(1,481)		(2,163)
Others(c):		(1,556)		(3,386)		(2,153)		(1,773)		(2,630)

Total before adjusting for by-product and free copper revenues	Rs.	5,316	Rs.	5,636	Rs.	5,921	Rs.	6,684	Rs.	8,515

By-product revenues		(3,058)		(853)		(2,717)		(3,976)		(2,165)
Free Copper net sale		(1,279)		(1,128)		(1,969)		(2,709)		(2,647)

Total after adjusting for by-product and free copper revenues	Rs.	979	Rs.	3,655	Rs.	1,235	Rs.	(1)	Rs.	3,703

Production output (in tons)		312,833		334,202		303,991		325,877		353,154
Cost of production before by-product and free copper revenue(a)		16.8 c/lb		16.1 c/lb		19.4 c/lb		19.4 c/lb		20.1 c/lb

Cost of production net of by-product and free copper revenue(a)		3.1 ¢/lb		10.46 ¢/lb		4.0 ¢/lb		0.0 ¢/lb		8.7 ¢/lb

Zinc—India:
Segment revenue	Rs.	55,724	Rs.	79,434	Rs.	98,444	Rs.	111,319	Rs.	123,241
Less:
Segment profit		(27,773)		(47,124)		(55,343)		(59,254)		(63,270)

		27,951		32,310		43,101		52,065		59,971
Less:
Cost of tolling including raw material cost		(409)		—		(1,651)		(3,121)		(6,805)
Cost of intermediary product sold		(1,301)		(3,060)		(1,699)		(149)		(1,806)
Cost of lead metal sold		(2,079)		(2,652)		(3,028)		(5,260)		(6,962)
Others(c):		(1,312)		(1,406)		(815)		(1,481)		(2,836)

Total before adjusting for by-product revenues	Rs.	22,850	Rs.	25,192	Rs.	35,908	Rs.	42,054	Rs.	41,561

By-product revenues		(4,848)		(1,871)		(3,762)		(5,315)		(4,766)

Total after adjusting for by-product revenues	Rs.	18,002	Rs.	23,321	Rs.	32,146	Rs.	36,739	Rs.	36,796

Production output (in tons)		551,724		578,411		712,471		758,716		676,923
Cost of production before by-product revenue (per ton)(a)		$902		$918		$1,106		$1,156		$1,128

Cost of production net of by-product revenue (per ton)(a)		$710		$850		$990		$1,010		$998

March 7, 2014

			For the Year Ended March 31,
	2009		2010		2011		2012		2013
	(Rs. in millions, except Production Output and Cost of Production)		(Rs. in millions, except Production Output and Cost of Production)		(Rs. in millions, except Production Output and Cost of Production)		(Rs. in millions, except Production Output and Cost of Production)		(Rs. in millions, except Production Output and Cost of Production)

Zinc—International:
Segment revenue		—		—		9,961	Rs.	42,771	Rs.	43,475
Less:
Segment profit		—		—		(4,247)		(17,367)		(15,712)

		—		—		5,714		25,404		27,763
Less:		—		—		—		—		—
Cost of intermediary product sold		—		—		(82)		—		—
Treatment and Refining Charges (TcRc)								4,340		3,344
Cost of lead metal sold		—		—		(453)		(6,240)		(5,336)
Others(c):		—		—		(345)		(2,228)		(3,351)

Total before adjusting for by-product revenues		—		—	Rs.	4,834	Rs.	21,276	Rs.	22,420

By-product revenues		—		—		(706)		(1,621)		(1,459)

Total after adjusting for by-product revenues		—		—	Rs.	4,128	Rs.	19,655	Rs.	20,961

Production output (in tons)—Zinc International		—		—		80,066		359,728		353,404
Cost of production before by-product revenue (per ton)(a)		—		—		$1,325		$1,234		$1,165

Cost of production net of by-product revenue (per ton)(a)—		—		—		$1,131		$1,140		$1,089

Aluminum:
Segment revenue	Rs.	39,336	Rs.	28,367	Rs.	30,245	Rs.	31,119	Rs.	34,257
Less:
Segment profit		(9,103)		(5,499)		(5,866)		(3,998)		(2,649)

		30,233		22,868		24,379		27,121		31,608
Less:
Cost of intermediary product sold		—		(304)		—		—
Cost for downstream products		(1,966)		(1,767)		(2,597)		(2,674)		(3,267)
Others(c)		(314)		(1,455)		(973)		(542)		(1,641)

Total before adjusting for by-product revenues	Rs.	27,953	Rs.	19,342	Rs.	20,809	Rs.	23,905	Rs.	26,700

By-product revenue		(328)		(126)		(229)		(290)		(299)
Total after adjusting for by-product revenues	Rs.	27,625	Rs.	19,216	Rs.	20,580	Rs.	23,615	Rs.	26,401

Production output (hot metal) (in tons)		355,733		262,760		253,157		246,579		248,239
Cost of production before by-product revenues (per ton)(a)		$1,720		$1,552		$1,803		$2,022		$1,973
Cost of production net of by-product revenues (per ton)(a)		$1,700		$1,542		$1,784		$1,997		$1,951

March 7, 2014

		For the Year Ended March 31,
	2009	2010	2011	2012		2013
	(Rs. in millions, except Production Output and Cost of Production)	(Rs. in millions, except Production Output and Cost of Production)	(Rs. in millions, except Production Output and Cost of Production)	(Rs. in millions, except Production Output and Cost of Production)		(Rs. in millions, except Production Output and Cost of Production)

Power
Segment revenue					25,461		31,379
Less:
Segment profit					(5,881)		(10,125)

					19,580		21,254
Less:
Cost of power at BALCO and HZL					(5,469)		(4,929)
Others(c)					(1,572)		(2,335)

Total					12,539		13,990

Production output (in MU)(b)					4,790		6,735
Cost of production (per unit)				Rs.	2.62	Rs.	2.08

(a)	Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India, or the RBI, reference rates for the years ended March 31, 2009, 2010, 2011, 2012 and 2013 of Rs. 45.91 per $ 1.00, Rs. 47.42 per $ 1.00, Rs. 45.58 per $ 1.00, Rs. 47.95 per $ 1.00 and Rs. 54.45 per $ 1.00 respectively.
(b)	Production does not include units generated from the 274 MW HZL wind power plant and 270 MW BALCO power plant.
(c)	“Others” include head office expenses, selling and distribution expenses, exploration costs that have been expensed, changes in inventory, foreign exchange fluctuations and expenses incurred for large corporate social responsibility initiatives undertaken, such as building hospitals. These costs are indirect costs and not related to the direct cash cost of production and hence have been excluded from calculating cost of production.

March 7, 2014

Annex C

DRAFT DISCLOSURE

The following table sets forth our average realized TcRc and cost of production for each of our metals for each of the last three fiscal years:

	For the Year Ended March 31,
	Unit of Measurement	2011	2012	2013
	(in US dollars per ton, except as indicated)
Treatment and Refining Charges (TcRc)(1)	¢/lb	11.9	14.5	12.8
Cost of production:(2)
Copper smelting and refining(2)(3)	¢/lb	4.0	0.0	8.7
Zinc India(2)(4)		$990	1,010	998
Zinc International(2)(5)		$1,077	1,069	1,029
Aluminium(2)(6)		$1,784	1,997	1,951
Power(2)	Rs./unit	—	2.62	2.08

Notes:

(1)	Represents our average realized TcRc for the period.
(2)	Cost of production per ton is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies
(3)	Cost of production, when compared before offsetting the by-product and free copper revenue increased by 0.7 ¢/lb to 20.1¢/lb from 19.4 ¢/lb in fiscal 2012, primarily on account of higher power cost and higher cost of consumables. When computed net of by-product and free copper revenue, the cost of production increased significantly from 0.0 ¢/lb in fiscal 2012 to 8.7 ¢/lb in fiscal year 2013, primarily due to lower average realization on the sale of sulphuric acid, a by-product, from Rs. 4,212 per ton in fiscal 2012 to Rs. 1,805 per ton in fiscal 2013 and increase in costs as explained above.
(4)	Cost of production of zinc before by-product revenue for the comparable period increased from Rs. 55,428 per ton to Rs. 61,397 per ton. The increase in cost was primarily due to higher strip ratio at Rampura Agucha mines and higher consumables, partially offset by lower power costs. Cost of production of zinc net of by-product revenue increased from Rs. 48,423 per ton in fiscal 2012 to Rs. 54,358 per ton in fiscal 2013. The increase was due to increase in costs as explained above.
(5)	Cost of production before by-product credit decreased from $1,234 per ton to $1,165 per ton, a decrease of 6%, on account of operational efficiencies and favorable currency movements. The reduction in the cost net of by-product credit was relatively lower at 5%, from $1,140 per ton in fiscal 2012 to $1,089 per ton in fiscal 2013, due to reasons mentioned above and on account of lower by-product revenue from Skorpion and BMM
(6)	The cost of production before adjusting by-product revenue increased from Rs. 96,923 per ton in fiscal 2012 to Rs. 107,438 per ton in fiscal 2013. The increase is largely on account of higher power and alumina costs. The increase in cost of production net of by product credit increased from Rs. 95,747 per ton in fiscal 2012 to Rs. 106,236 per ton in fiscal 2013, largely due to higher power and alumina costs as the by-product credits remained flat during fiscal 2013 as compared to fiscal 2012.